    As filed with the Securities and Exchange Commission on November 3, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 20-F

--------------------------------------------------------------------------------


[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      Date of event requiring this shell company report ________

      For the transition period from ________ to ________

                         Commission file number ________

                       -----------------------------------

                            HORIZON INDUSTRIES, LTD.
             (Exact name of registrant as specified in its charter)

                            British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

    Suite 1710-1040 West Georgia Street, Box 83, Vancouver, BC Canada V6E 4H1
                    (Address of principal executive offices)

       SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B)
                                OF THE ACT: NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                 TITLE OF CLASS:
                         COMMON STOCK WITHOUT PAR VALUE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                OF THE ACT: NONE




Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 14,894,250 as of February 28, 2006.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [ ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated Filer [ ]   Non-accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [ ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [ ] Yes [ ] No

TABLE OF CONTENTS

   Part I.
   Item 1.     Identity of Directors, Senior Management and Advisers                              1
   Item 2.     Offer Statistics and Expected Timetable                                            1
   Item 3.     Key Information                                                                    2
   Item 4.     Information on the Company                                                         7
   Item 4A.    Unresolved Staff Comments                                                         14
   Item 5.     Operating and Financial Review and Prospects                                      14
   Item 6.     Directors, Senior Management and Employees                                        16
   Item 7.     Major Shareholders and Related Party Transactions                                 19
   Item 8.     Financial Information                                                             20
   Item 9.     The Offer and Listing                                                             20
   Item 10.    Additional Information                                                            21
   Item 11.    Quantitative and Qualitative Disclosures About Market Risk                        26
   Item 12.    Description of Securities Other than Equity Securities                            27

   Part II.
   Item 13.    Defaults, Dividend Arrearages and Delinquencies                                   27
   Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds      27
   Item 15.    Controls and Procedures                                                           27
   Item 16.    [Reserved]                                                                        27
   Item 16(A). Audit Committee Financial Expert                                                  27
   Item 16(B). Code of Ethics                                                                    27
   Item 16(C). Principal Accountant Fees and Services                                            27
   Item 16(D). Exemption from the Listing Standards for Audit Committees                         27
   Item 16(E). Purchases of Equity Securities by the Issuer and Affiliated Purchasers            27

   Part III.
   Item 17.    Financial Statements                                                              27
   Item 18.    Financial Statements                                                              27
   Item 19.    Exhibits                                                                          27

   SIGNATURES                                                                                    28

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


A. DIRECTORS AND SENIOR MANAGEMENT

Name                           Business Address                         Functions
----------------------------   --------------------------------------   ----------------------------
Christopher J. Wensley         Suite 1710 -1040 West Georgia Street     Director, President
                               Vancouver, BC
                               Canada V6E 4H1

Patrick Forseille              Suite 1710-1040 West Georgia Street      Director,  CFO
                               Vancouver, BC
                               Canada V6E 4H1

J. Paul Sorbara                Suite 1710 -1040 West Georgia Street     Director
                               Vancouver, BC
                               Canada V6E 4H1

Ron Bourgeois                  Suite 1710-1040 West Georgia Street      Director, Secretary
                               Vancouver, BC
                               Canada V6E 4H1


B. ADVISERS

Name                           Business Address                         Position
----------------------------   --------------------------------------   ----------------------------

Tupper Johnsson & Yeadon       1710-1177 West Hastings Street           Legal Counsel
                               Vancouver, BC
                               Canada V6E 2L3


C. AUDITORS

Name                           Business Address                         Professional Body Membership
----------------------------   --------------------------------------   ----------------------------

Staley Okada and Partners      400-889 West Pender Street               Institute of Chartered Accountants
                               Vancouver, BC                            of British Columbia
                               Canada V6E 2L3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial data presented in the table below for the fiscal years ended February 28, 2005 and 2006 is derived from our consolidated financial statements and is denominated in Canadian dollars. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. This data includes our accounts and our wholly-owned subsidiary's accounts. The following selected financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes. We follow the full cost method of accounting for oil and gas operations.

The selected financial data for the years ended February 28, 2005 and 2006was derived from our financial statements, which have been audited by Staley, Okada & Partners, Chartered Accountants, as indicated in their audit report which is included elsewhere in this registration statement. We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.


          Selected Financial Data Presented According to Canadian GAAP

                                                        Year Ended
                                                        February 28
                                          --------------------------------------
                                              2006                  2005

Revenue                                                0                     0
Net Income                                    (1,430,579)             (382,381)
Net Income per share basic and diluted             (0.10)                (0.04)
Cash dividends per share                               0                     0
Weighted average shares                       13,769,055             8,614,714
Ended shares outstanding                      14,894,250             9,600,000

Total assets                                     691,974             1,106,353
Long term liabilities                                  0                     0
Shareholders' equity                             691,974             1,106,353
Capital expenditures (net)


B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as at February 28, 2006 and is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes.


Capitalization and Indebtedness
(In Canadian Dollars)

                                                       February 28, 2006
      Indebtedness

      Accounts payable and accrued liabilities                    76,522
      Note Payable                                                23,263
      Convertible loan                                           230,000

      Total Indebtedness                                         329,785

      Shareholders' equity

      Share capital                                            2,686,804
      Contributed surplus                                        158,947
      Deficit                                                 (2,483,562)

      Net shareholders' equity                                   691,974

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

This section describes some of the risks and uncertainties faced by us. The factors below should be considered in connection with any forward looking statements in this registration statement. The risk factors described below are considered to be the significant or material ones, but they are not the only risks faced by us.

Competition. The oil and gas industry is highly competitive. We experience competition in all aspects of our business, including searching for, developing and acquiring reserves, obtaining pipeline and processing capacity, leases, licenses and concessions, and obtaining the equipment and labor needed to conduct operations and market crude oil and natural gas. Our competitors include multinational energy companies, other independent crude oil and natural gas concerns and individual producers and operators. Many competitors have financial and other resources substantially greater than those available to us and, accordingly, may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our larger competitors may be better able to respond to factors such as changes in worldwide crude oil and natural gas prices, levels of production, the cost and availability of alternative fuels or the application of government regulations. We expect a high degree of competition to continue.

Government Regulation and Environmental Matters. We are subject to various federal and state laws and regulations, including environmental laws and regulations in each jurisdiction in which we operate. We believe that we are in substantial compliance with such laws and regulations; however, such laws and regulations may change in the future in a manner that will increase the burden and cost of compliance. In addition, we could incur significant liability for damages, clean up costs and penalties in the event of certain discharges into the environment. Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. Although we believe that cost of compliance with environmental regulations will not have a material adverse effect on our operations or earnings, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from our operations could result in substantial costs and liabilities. Some of the regulations that apply to us in the United States, where we have field operations, include the Resource Conservation and Recovery Act and comparable state statutes, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Occupational Safety and Health Act and comparable state statutes, the Oil Pollution Act 1990, the Water Pollution Control Act of 1972, the Safe Drinking Water Act and the Toxic Substances Control Act. We are unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months, however, management believes all such costs will be those ordinarily and customarily incurred in the development and production of oil and gas and that no unusual costs will be encountered.

Exploration and Production Regulations. Our operations in the United States are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used or obtained in connection with operations. Our operations are also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In addition, certain state conservation laws may establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of oil and gas which can be produced from wells in which we hold interest and may limit the number of wells or the locations at which wells can be drilled. The extent of any impact on our operations of such restrictions cannot be predicted.

International Operations. We are actively pursuing oil and gas opportunities in several foreign countries. International crude oil and natural gas exploration, development and production activities are subject to political and economic uncertainties (including but not limited to changes, sometimes frequent or material, in governmental energy policies or the personnel administering them), expropriation of property, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases, limits on allowable levels of production and other risks arising out of foreign governmental sovereignty over the areas in which our operations will be conducted, as well as risks of loss due to civil strife, terrorism, acts of war and insurrection. These risks may be higher in developing countries in which we may conduct such activities. Our international operations may also be adversely affected by laws and policies of Canada or the United States affecting foreign trade, taxation and investment. Consequently, our international exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from international operations, we may be subject to the exclusive jurisdiction of courts outside the United States or Canada or may not be successful in subjecting persons to the jurisdictions of the courts in the United States or Canada, which could adversely affect the outcome of such dispute.

Dependence on Key Personnel. We depend to a large extent on the services of Christopher J. Wensley, our President, Patrick Forseille, our CFOand Ron Bourgeois, corporate secretary. The loss of the services of any of these individuals could have a potential adverse effect on our operations. Ability to Attract Competent Personnel. Recent commodity price increases have driven a substantial increase in oil and gas exploration activities worldwide, with a concurrent rise in demand for competent oil and gas professionals. We are a small company and must compete with larger, better capitalized companies for competent personnel.

Concentration of Producing Properties. Our crude oil and natural gas production is presently concentrated in three properties in Texas, United States: the Stewart Lease, Manahuilla Creek and Whatley Prospect. We will be vulnerable to a disproportionate impact of delays or interruptions of production until we develop a more diversified production base. Once we have more producing properties, a disruption in one property will have less of an impact on our overall production. In addition, we are not the operator of the Manahuilla Creek and Whatley properties. As such, our plans, commitments and obligations are dependent on the operator's plans and on how well the operator executes such plans.

Insurance and Uninsured Risk. Our business is subject to a number of risks and hazards, including the risk of fire, explosions, equipment failure, abnormally pressured formations, environmental hazards, industrial accidents, changes in the regulatory environment, labor disputes, the occurrence of any of which could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Our insurance will not cover all the potential risks associated with an oil and gas company's operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. There are risks against which we cannot insure or against which we may elect not to insure. We, and the operators of our properties, maintain insurance in accordance with customary industry practices and in amounts that we believe to be reasonable. The occurrence of a significant event that is not fully insured could have a material adverse effect on our results of operation and our financial condition.

Commodity Price Fluctuations. Our revenues and profitability are substantially dependent upon prevailing prices for crude oil, natural gas and natural gas liquids. For much of the past decade, the markets for crude oil and natural gas have been extremely volatile. These markets are expected to continue to be volatile in the foreseeable future. In general, future prices of crude oil, natural gas and natural gas liquids are dependent upon numerous external factors such as various economic, political and regulatory developments and competition from other sources of energy. The unsettled nature of the energy market and the unpredictability of worldwide political developments, including, for example, the Iraq war and the actions of the Organization of Petroleum Exporting Countries members, make it particularly difficult to estimate future prices of crude oil, natural gas and natural gas liquids.

Exploration Risks. Our results of operations are heavily dependent on how successful we are in the exploration for crude oil and natural gas. Exploration activities involve substantially more risk than development or exploitation activities. Exploratory drilling is a speculative activity. The use of three-dimensional seismic data and other advanced technologies may increase the probability of success of exploratory wells, and reduce the average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of two-dimensional seismic data and other traditional methods. Even when fully utilized and properly interpreted, three-dimensional seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not conclusively allow the interpreter to know if hydrocarbons will in fact be present, or present in economic quantities, in such structures. Failure of our exploration activities would have a material adverse effect on our results of operations and financial condition.

Operating Risks. The oil and gas industry involves a variety of operating risks, including the risk of fire, explosion, blowout, pipe failure, casing collapse, stuck tools, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, pipeline ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to us due to injury and loss of life, loss of or damage to well bores and/or drilling or production equipment, costs of overcoming downhole problems, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Gathering systems and processing facilities are subject to many of the same hazards and any significant problems related to those facilities could adversely affect our ability to market our production. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.

Shortage of Supplies and Equipment. Our ability to conduct operations in a timely and cost effective manner is subject to the availability of crude oil and natural gas field supplies, rigs, equipment and service crews. There presently exists a general tightening of supplies, equipment and personnel available to conduct operations in a timely manner. We anticipate this shortage of certain types of supplies and equipment will result in delays in our operations as well as in higher operating and capital costs.

Drilling and Workover Plans Subject to Change. This registration statement includes descriptions of our future drilling and workover plans with respect to our prospects. A prospect is a property on which our geoscientists have identified what they believe, based on available seismic and geological information, to be indications of hydrocarbons. Our prospects are in various stages of review. Whether or not we ultimately drill a prospect may depend on the following factors: receipt of additional seismic data or reprocessing of existing data; material changes in crude oil or natural gas prices; the costs and availability of drilling equipment; success or failure of wells drilled in similar formations or which would use the same production facilities; availability and cost of capital; changes in the estimates of costs to drill or complete wells; our ability to attract other industry partners to acquire a portion of the working interest to reduce exposure to costs and drilling risks; decisions of our joint working interest owners and operators; and restrictions imposed by governmental agencies. Additionally, due to the significant amount of work done by prior operators on many of the existing wellbores in our older prospects, we may be subject to unanticipated delays and expenses during the course of any planned workover programs. We will continue to gather data about our prospects, and it is possible that additional information may cause us to alter our drilling and workover schedule or determine that a prospect should not be pursued at all.

Capital Requirements. We will be required to make substantial capital expenditures to develop reserves and to discover new crude oil and natural gas reserves. If our cash and cashflow from operating activities is insufficient to fund such additional expenditures, we may be required to sell equity, issue debt, sell properties or offer interests in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance that capital will be available to us from any source or that, if available, it will be at prices or on terms acceptable to us. Should sufficient capital not be available, the development and exploration of our properties could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. If we are unable to meet our share of costs incurred under agreements to which we are a party, our interest in the properties subject to such agreements may be reduced.

Replacement of Reserves. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future success depends upon our ability to find, develop and/or acquire crude oil and natural gas reserves at prices that permit profitable operations. Except to the extent that we conduct successful development, exploitation or exploration activities or acquire properties containing proved reserves, our proved reserves will decline. Estimates of Reserves and Related Data. Numerous uncertainties are inherent in estimating quantities of proved and other reserves of oil and gas and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data presented in this registration statement represents only estimates based on available geological, geophysical, production and engineering data, the extent, quality and reliability of which vary. Oil and gas reserve engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact manner, and estimates of other engineers might differ materially from those shown.

Additional Capital Contributions Could Result in Dilution to Existing Shareholders. We do not know if we will be able to generate material revenue from oil and gas operations. Historically, the primary source of funds available to us has been through the sale of our equity securities. Any future additional equity financing could cause dilution to current stockholders.

Limited and Volatile Trading Volume. Although our shares trade on the TSX Venture Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the our shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices. Our shares do not trade on an established market in the United States and we cannot make any assurances that our shares will ever trade in such a market, or if they do so trade, that a United States market for our shares will be sustained.

Volatility of Share Price. The market price of many resource companies, particularly resource exploration companies like us, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuation in our share price is likely to continue, and could potentially increase, in the future.

Dividend Policy. No dividends on our common shares have been paid to date. We currently plan to retain all future earnings and other cash resources, if any, for the future operation and development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders. Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair our ability to raise capital through future sales of common shares.

Difficulty for U.S. Investors to Effect Service of Process. We are incorporated under the laws of the Province ofBritish Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States' courts predicated upon civil liabilities under the Exchange Act. All of our directors are residents of Canada, and a significant portion of our assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Conflicts of Interest. There may be potential conflicts of interest for certain of our officers and directors who are or may become engaged from time to time in the crude oil and natural gas business on their own behalf or on behalf of other companies with which they may serve in the capacity as directors or officers. Certain of our independent directors are officers and/or directors of other publicly traded crude oil and natural gas exploration and production companies. Title to Properties. Title to oil and gas properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. Although the Company has no basis to believe that such will occur, there can be no assurance that our title to oil and gas properties may not be challenged through legal proceedings.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation, Amalgamation and Name Change. The Company was incorporated under the provisions of the Company Act of the Province of British Columbia on February 24, 1997 as J.P.T. Resources Ltd., and changed its name to Horizon Industries, Ltd. On June 7, 1999.

On December 22, 2003, the Company formed a wholly-owned subsidiary, Horizon Industries (USA), Ltd. Which was incorporated in the State of Nevada. All current and future U.S. based petroleum and natural gas interests will be legally held by this wholly-owned U.S. subsidiary.

CONTACT INFORMATION. Our head office is located at Suite 1710-1040 West Georgia Street Box 83, Vancouver BC Canada V6E 4H1. Telephone: 604-488-3900. Fax:
604-488-3910. Our contact person is Patrick Forseille.

DEVELOPMENT OF OUR BUSINESS. We are in the business of exploring, developing and producing crude oil and natural gas properties.

STEWART LEASE. During the past year, the Company reached an agreement with Cascadia Oil & Gas to acquire the Stewart lease, a 272 acre oil and gas lease located in Goliad County, Texas. During the current fiscal year, the Company acquired an adjoining 272 acre oil and gas lease.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars. Horizon has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

During the year, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006.

During the current year, the Company acquired all deeper rights on the Stewart lease in Goliad County, TX. Recently gas and condensate was discovered by Chesapeake Energy Corporation in 2003 in the Marshall Field in the Middle Wilcox formation, which is located approximately 1.5 miles north of the Stewart lease.

Preliminary interpretation shows several defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity.

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet Per Day (MMCF/ D). This well produced a cumulative 1.5BCF of gas plus 32,000 Bbl of condensate during the first nine months of production and currently produces greater than 6MMCF/D of gas. The Chesapeake Eichman #1 Well, situated less than one half mile north west of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. During the first nine months through December 2005, the well has produced a cumulative 2.7BCF of gas plus 30,000 Bbls of condensate. The Eichman #1 Well continues to produce over 4MMCF/D. The Chesapeake Hawkins Deep well located 3,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.8 BCF after two years in production.

Based on the recent Wilcox activity in the area, Horizon acquired and processed the 3D data covering the Wilcox horizons on the Stewart lease. The data is of high quality and shows that the Stewart lease is on the next down faulted block form the wells in the Marshall Field anomalies.

During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

MANAHUILLA CREEK. The Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. Acquired a 27.66% participating interest to earn a 20.75% working interest in the Manahuilla Creek Prospect in Goliad County, TX. A 6,700 foot test well was drilled in May 2004. Several zones were tested with no significant flow obtained. At February 28, 2005, the Company paid $551,509 to earn its working interest in the Manahuilla Creek prospect which included most of the costs to complete the well. No further costs are anticipated to be incurred from this well.

The property is located on approximately 1,479 contiguous acres of oil and gas leases covering the expanded Yegua trend. The Middle Eocene sands of the expanded Yegua trend of the onshore Gulf Coast Basin have been a prolific over pressured gas-condensate producer with total gas production to date exceeding 800 BCF with an estimated trend recovery close to 2 TCFG.

Several fairly prolific fields have been discovered and exploited in the County; the two most recent being the Jobar and Perdido Creek fields located approximately five miles north. The Jobar field is located in a normal pressured Yegua sequence with bottom-hole pressures of 2,600 psi at 5,400 ft. The Perido Creek field is down dip and geopressured, having bottom-hole pressures of 3,600 psi at 5,600 ft. with recoverable reserves of 1,100 mcf/ac.ft. and a condensate content of 30 bbl/mmcf. Initial production rates are approximately 2,000 mcf/day.

During the year, the Company wrote this prospect down to the net realizable value.

WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. Reached agreement with PB Energy USA, Inc. to acquire a 12% Participating Interest to earn a 9% Working Interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, TX. The Whatley #1 Development Prospect is located on a 312-acre lease in the Spartan Field, San Patricio County TX. The Spartan Filed was discovered in the 1940's by 2D seismic exploration. The Company paid approximately US$192,000for its total share of a development well on the property which was drilled in September 2004. The well was put online in January 2005. During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

B. BUSINESS OVERVIEW

Nature of Our Operations. Our principal business is acquiring, exploring and developing crude oil and natural gas properties. In the United States, we are currently acquiring, exploring or developing crude oil and natural gas properties located in Texas. We intend to continue to pursue the acquisition of crude oil and natural gas properties and pursue strategic opportunities to buy or sell assets or otherwise contract with other companies in our industry.

Our success will depend on whether we are able to locate and successfully negotiate for crude oil and natural gas opportunities in countries which meet our criteria and then successfully develop and produce crude oil and natural gas in those countries. Our success will also depend on how well our prospects in the United States perform. All of our production is currently from properties located in the United States.

In the United States, we will continue to acquire properties where we can exploit lower-risk missed pay, increased density and behind casing reserves by using modern technologies: three dimensional seismic data, cased hole logging, under balanced drilling, horizontal drilling and fracture stimulation.

Principal Markets. As of February 28, 2006, we operate in one reportable segment, the exploration for and the development and production of crude oil and natural gas.

Seasonality. Seasonality has no material effect on our financial condition or results of operations. However, our crude oil and natural gas exploration and development activities may be timed to meet seasonal conditions.

Marketing Channels. Crude oil production is sold under market sensitive or spot price contracts. Natural gas production is sold to purchasers under varying percentage-of-proceeds and percentage-of-index contracts or by direct marketing to end users or aggregators. By the terms of the percentage-of-proceeds contracts, we receive a percentage of the resale price paid to the purchaser for sales of residue gas and natural gas liquids recovered after gathering and processing the natural gas. The residue gas and natural gas liquids sold by these purchasers are sold primarily based on spot market prices. The revenue from the sale of natural gas liquids is included in natural gas sales.

Material Effects of Governmental Regulations. Government regulations have a material effect on us to the extent that they require us to conduct field operations and hydrocarbon extraction activities according to prescribed environmentally-safe, sensitive regulations. Also, government regulations may restrict the commencement or re-commencement of field activities in certain properties in which we hold an interest for the purpose of exploration. Examples of types of governmental laws and regulations that may have a material effect on our business include:

      o requirements to acquire permits before commencing drilling operations;

      o requirements to restrict the substances that can be released into the environment in connection with drilling and production activities;

      o limitations on, or prohibitions to, drilling in protected areas such as wildlife preserves; and

      o requirements to mitigate and remediate the effects caused by drilling and production operations.

C. ORGANIZATIONAL STRUCTURE

We conduct the majority of our business through a subsidiariy incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of our principal subsidiaries:

                                                            Jurisdiction
    Subsidiary                         Percent Owned      of Incorporation

    Horizon Industries (USA), Ltd.          100                Nevada

D. PROPERTY, PLANT AND EQUIPMENT

STEWART LEASE. During the past year, the Company reached an agreement with Cascadia Oil & Gas to acquire the Stewart lease, a 272 acre oil and gas lease located in Goliad County, Texas. During the current fiscal year, the Company acquired an adjoining 272 acre oil and gas lease.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars. Horizon has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

During the year, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006.

During the current year, the Company acquired all deeper rights on the Stewart lease in Goliad County, TX. Recently gas and condensate was discovered by Chesapeake Energy Corporation in 2003 in the Marshall Field in the Middle Wilcox formation, which is located approximately 1.5 miles north of the Stewart lease.

Preliminary interpretation shows a several well defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity.

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet Per Day (MMCF/ D). This well produced a cumulative 1.5BCF of gas plus 32,000 Bbl of condensate during the first nine months of production and currently produces greater than 6MMCF/D of gas. The Chesapeake Eichman #1 Well, situated less than one half mile north west of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. During the first nine months through December 2005, the well has produced a cumulative 2.7BCF of gas plus 30,000 Bbls of condensate. The Eichman #1 Well continues to produce over 4MMCF/D. The Chesapeake Hawkins Deep well located 3,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.8 BCF after two years in production.

Based on the recent Wilcox activity in the area, Horizon acquired and processed the 3D data covering the Wilcox horizons on the Stewart lease. The data is of high quality and shows that the Stewart lease is on the next down faulted block form the wells in the Marshall Field anomalies.

During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

MANAHUILLA CREEK. The Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. Acquired a 27.66% participating interest to earn a 20.75% working interest in the Manahuilla Creek Prospect in Goliad County, TX. A 6,700 foot test well was drilled in May 2004. Several zones were tested with no significant flow obtained. At February 28, 2005, the Company paid $551,509 to earn its working interest in the Manahuilla Creek prospect which included most of the costs to complete the well. No further costs are anticipated to be incurred from this well.

The property is located on approximately 1,479 contiguous acres of oil and gas leases covering the expanded Yegua trend. The Middle Eocene sands of the expanded Yegua trend of the onshore Gulf Coast Basin have been a prolific over pressured gas-condensate producer with total gas production to date exceeding 800 BCF with an estimated trend recovery close to 2 TCFG.

Several fairly prolific fields have been discovered and exploited in the County; the two most recent being the Jobar and Perdido Creek fields located approximately five miles north. The Jobar field is located in a normal pressured Yegua sequence with bottom-hole pressures of 2,600 psi at 5,400 ft. The Perido Creek field is down dip and geopressured, having bottom-hole pressures of 3,600 psi at 5,600 ft. with recoverable reserves of 1,100 mcf/ac.ft. and a condensate content of 30 bbl/mmcf. Initial production rates are approximately 2,000 mcf/day.

During the year, the Company wrote this prospect down to the net realizable value.

WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. Reached agreement with PB Energy USA, Inc. to acquire a 12% Participating Interest to earn a 9% Working Interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, TX. The Whatley #1 Development Prospect is located on a 312-acre lease in the Spartan Field, San Patricio County TX. The Spartan Filed was discovered in the 1940's by 2D seismic exploration. The Company paid approximately US$192,000for its total share of a development well on the property which was drilled in September 2004. The well was put online in January 2005. During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.


Property and Equipment
(In thousands of Canadian dollars)

                                                              Year Ended                Year Ended
                                                              February 28,              February 28,
                                                                2006                        2005
                                                          --------------------------------------------
Petrolem and Natural Gas Interest--Beginning of Year         $   1,046,984             $     356,374
                                                          --------------------------------------------
Manahuilla Creek, Texas
  Acquisition costs                                                      -                     8,277
                                                          --------------------------------------------
Deferred exploration costs
   Drilling and completion                                               -                   184,962
   Property evaluation                                                   -                       623
   Consulting                                                          575                     1,272
                                                          --------------------------------------------
                                                                       575                   186,857
                                                                       575                   195,134
                                                          --------------------------------------------
Whatley Prospect, Texas
     (Recovery)  Drilling and completion                           (31,021)                  251,633
                                                          --------------------------------------------
Beaver Dam Creek, Lousiana                                               -                    13,533
                                                          --------------------------------------------
Deferred exploration costs
    Drilling and completion                                          5,423                   101,657
                                                          --------------------------------------------
                                                                     5,423                   115,190
                                                          --------------------------------------------
Minton Prospect, Saskatchewan
    Drilling and completion                                        274,621                         -
                                                          --------------------------------------------
Stewart Leases, Texas
     Acquisition costs                                             192,484                    93,404
                                                          --------------------------------------------
Deferred exploration cost
     Property evaluation                                             4,788                    35,249
     Drilling and completion                                       761,124                         -
     Consulting                                                      8,308                         -
                                                          --------------------------------------------
                                                                   774,220                    35,249
                                                          --------------------------------------------
                                                                   966,704                   128,653
   Recoveries                                                     (842,906)                        -
                                                          --------------------------------------------
                                                                   123,798                   128,653
                                                          --------------------------------------------
Subtotal                                                         1,420,380                 1,046,984

Written Off During the Year                                       (917,317)                        -
                                                          --------------------------------------------
Petroleum and Natural Gas Interest--End of Year              $     503,063             $   1,046,984

Property acquisitions:

STEWART LEASE. During the past year, the Company reached an agreement with Cascadia Oil & Gas to acquire the Stewart lease, a 272 acre oil and gas lease located in Goliad County, Texas. During the current fiscal year, the Company acquired an adjoining 272 acre oil and gas lease.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars. Horizon has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

During the year, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006.

During the current year, the Company acquired all deeper rights on the Stewart lease in Goliad County, TX. Recently gas and condensate was discovered by Chesapeake Energy Corporation in 2003 in the Marshall Field in the Middle Wilcox formation, which is located approximately 1.5 miles north of the Stewart lease.

Preliminary interpretation shows several well defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity.

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet Per Day (MMCF/ D). This well produced a cumulative 1.5BCF of gas plus 32,000 Bbl of condensate during the first nine months of production and currently produces greater than 6MMCF/D of gas. The Chesapeake Eichman #1 Well, situated less than one half mile north west of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. During the first nine months through December 2005, the well has produced a cumulative 2.7BCF of gas plus 30,000 Bbls of condensate. The Eichman #1 Well continues to produce over 4MMCF/D. The Chesapeake Hawkins Deep well located 3,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.8 BCF after two years in production.

Based on the recent Wilcox activity in the area, Horizon acquired and processed the 3D data covering the Wilcox horizons on the Stewart lease. The data is of high quality and shows that the Stewart lease is on the next down faulted block form the wells in the Marshall Field anomalies.

During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

MANAHUILLA CREEK. The Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. Acquired a 27.66% participating interest to earn a 20.75% working interest in the Manahuilla Creek Prospect in Goliad County, TX. A 6,700 foot test well was drilled in May 2004. Several zones were tested with no significant flow obtained. At February 28, 2005, the Company paid $551,509 to earn its working interest in the Manahuilla Creek prospect which included most of the costs to complete the well. No further costs are anticipated to be incurred from this well.

The property is located on approximately 1,479 contiguous acres of oil and gas leases covering the expanded Yegua trend. The Middle Eocene sands of the expanded Yegua trend of the onshore Gulf Coast Basin have been a prolific over pressured gas-condensate producer with total gas production to date exceeding 800 BCF with an estimated trend recovery close to 2 TCFG.

Several fairly prolific fields have been discovered and exploited in the County; the two most recent being the Jobar and Perdido Creek fields located approximately five miles north. The Jobar field is located in a normal pressured Yegua sequence with bottom-hole pressures of 2,600 psi at 5,400 ft. The Perido Creek field is down dip and geopressured, having bottom-hole pressures of 3,600 psi at 5,600 ft. with recoverable reserves of 1,100 mcf/ac.ft. and a condensate content of 30 bbl/mmcf. Initial production rates are approximately 2,000 mcf/day.

During the year, the Company wrote this prospect down to the net realizable value.

WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. Reached agreement with PB Energy USA, Inc. to acquire a 12% Participating Interest to earn a 9% Working Interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, TX. The Whatley #1 Development Prospect is located on a 312-acre lease in the Spartan Field, San Patricio County TX. The Spartan Filed was discovered in the 1940's by 2D seismic exploration. The Company paid approximately US$192,000for its total share of a development well on the property which was drilled in September 2004. The well was put online in January 2005. During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

Estimated Reserves of Crude Oil and Natural Gas. As a Canadian issuer, we are required under Canadian law to comply with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" (NI 51-101) implemented by the members of the Canadian Securities Administrators in all of our reserves related disclosures. Under NI 51-101, proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. Reported proved reserves should target, under a specific set of economic conditions, at least a 90% probability that the quantities of oil and natural gas actually recovered will equal or exceed the estimated proved reserves.

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission's ("SEC") Regulation S-X. Proved reserves estimated and reported below pursuant to NI 51-101 also meet the definition of estimated proved reserves required to be disclosed under Rule 4-10(a) of Regulation S-X. The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an "all commodity equivalency" referred to as barrels of oil equivalent ("boe"). The conversion factor we have applied in this registration statement is the current convention used by many oil and gas companies, where six thousand cubic feet ("mcf") of natural gas is equal to one barrel ("bbl") of oil. The boe conversion ratio we use is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent a value equivalency at the wellhead and may be misleading, particularly if used in isolation.

There is no proved + probably undeveloped reserves.

The Company has acquired a 30% working interest in a 544-acre lease in the Jobar Field in Goliad County subject to 16.67% royalties. Only one well was drilled and completed but attained no commercial production at this time.

The Stewart #1 well was drilled and completed to a depth of 5,700 feet. The well was perforated at 5,350 feet in the middle Yegua formation and began gas production on February 8th, 2006. Production declined rapidly and this well is currently shut-in due to non-commercial gas rates.

Electric logs show possible gas potential from the upper formation and couple be completed for production in the future.

      (1)"Gross Reserves" are our working interest (operating or non-operating) share before deducting of royalties and without including our royalty interests. "Net Reserves" are our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests in reserves.
      (2)"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
      (3)"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
      (4)"Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
      (5)"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
      (6)"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
      (7)"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
      (8)"Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $513,262 for the year ended February 28, 2006 compared to a net loss of $382,381 in the previous year. The increase during the current year is mainly due to increases in stock option expenses of $101,433 (2005 -$36,627), professional fee of $97,484 (2005-$51,638)
and office and administration of $52,669 (2005-$31,690). The increases in the current year reflect increased overhead activity related to the acquisition of resource properties.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date primarily though the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

                                        February 28            February 28
                                           2006                   2005

Working Capital (Deficiency)           $    (140,875)         $     (68,580)
Deficit                                    2,483,562              1,052,983

Net cash used in operating activities for the year period ended February 28, 2006 was $398,736 compared to $282,518 used during the year ended February 29, 2005. The cash used in operating activities for the current year consists primarily of operating loss, loss on disposition of petroleum and natural gas interests and a change in non-cash working capital.

Net cash used by investing activities for the year ended February 28, 2006 was $373,397 compared to $690,610 used during the prior year. Net cash used during the current period consists primarily of expenditures of $1,216,303 on oil and gas properties less recoveries of $842,906 through syndication.

Net cash provided by financing activities for the year ended February 28, 2006 was $858,473 compared to $900,348 provided during the prior year. The cash provided by financing activities for the current period was primarily raised by the issuance of common stock and a convertible loan.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have no material research and development programs or policies.

D. TREND INFORMATION

There are a number of trends in the crude oil and natural gas industry that are shaping the near future of the business. Crude oil prices are dependent upon the world economy and the global supply-demand balance. Demand for crude oil continues to grow, particularly in developing countries. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances based on perceived risk. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium changes over time. Natural gas prices have been somewhat volatile over the past year, particularly due to shut-ins and damages to production facilities in the Gulf of Mexico as a result of adverse weather conditions. With the supply and demand balance for natural gas being tight, the market has experienced volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand. In addition, in the next few years liquid natural gas terminals are anticipated to add natural gas supplies to the United States, resulting in a moderation of natural gas prices. It appears that prices of crude oil and natural gas no longer rise and fall in tandem. Any substantial disruptive event could cause crude oil or natural gas prices to spike. Similarly, resolution of certain geopolitical tensions, such as the crisis with Iran concerning the development of nuclear weapons capability, could cause such prices to moderate.

E. OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2006, we had no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

G. Safe Harbor

Certain statements in this registration statement, including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and within the meaning of applicable Canadian securities legislation. Additionally, forward looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects, "estimates", "budgets", "intends", anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may" or other similar words.

By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information - "Risk Factors", and in other documents that we file with the United States Securities and Exchange Commission and with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

      Name                   Position Held                         Age

Christopher J. Wensley       President and Director                49
Patrick Forseille            Director and Corporate Secretary      41
J. Paul Sorbara              Director                              54
Ron Bourgeois                Director and Corporate Secretary      55

CHRISTOPHER J. WENSLEY Mr Wensley holds a Diploma of Technology in Administrative Management from the British Columbia Insitute of Technology. Following graduation in 1981, Mr. Wensley began an 18 year career in commercial and investment real estate. During this period, he was actively involved in: the acquisition and disposition of income properties including office buildings, industrial facilities, and development sites; office portfolio leasing for a major Canadian pension fund group; and managing sales and project marketing of high-end recreational real estate property in British Columbia. In the late nineties, Mr. Wensley left the real estate business to become an independent business management and venture capital consultant. In 1999, he began providing investor relations, corporate communication, and corporate finance services to numerous public companies.

Mr. Wensley became involved with the Company in the fall of 2003 since which time he has made significant investment in Horizon and has given valuable assistance in the ongoing funding of the company and its prospects.

Mr. Wensley also owns and oversees several private interests in a number of North American oil and gas properties.

Mr. Wensley is not a director of any other public companies.

PATRICK FORSEILLE Mr. Forseille has worked in the oil and gas and mining industry for over ten years. Most recently he has been Chief Financial Officer of Olympic Resources, Ltd., an oil and gas producing company since 1997 and has also concurrently served as a director for various other public companies in differing capacities including comptroller and exploration manager. Mr. Forseille is a Professional Geoscientist with a Bachelor of Commerce degree in accounting. Previously, he was employed as an accountant and geologist with Cameco Corp and Imperial Oil Resources Ltd.

Mr. Forseille is currently a director of the following public companies:

      Company                         Exchange

First Star Resources, Inc.            TSXV

J. PAUL SORBARA Mr. Sorbara holds a Master of Science Degree from the University of Toronto and is also a Professional Geologist. Following graduation, he conducted Caldera Reconnaissance Programs for Cominco Ltd. In both British Columbia and the Seirra Madre Occidental range in Northern Mexico, spending a number of years in Cominco's Guadalajara office. In the mid nineteen-eighties, Mr. Sorbara left Cominco to establish a successful geological consultant practice. In 1992, Mr. Sorbara started his own private Mexican exploration company, Minera Delta S.A. de C.V. which has now grown to become a substantial operation. Mr Sorbara is presently the President of Golden Goliath Resources Ltd. a junior mining exploration company exploring for gold in Mexico.

Mr. Sorbara is currently a director of the following public companies:

      Company                         Exchange

Golden Goliath Resources Ltd.         TSXV

RON BOURGEOIS A Chartered Accountant, Ron Bourgeois brings over 25 years of executive and managerial experience to the Company. He has held numerous and varying management and public company positions with extensive experience in the development and financing of major oil and gas resource and infrastructure assets internationally. Mr. Bourgeois has been deeply involved in the acquisition, administration and development of oil and gas projects in Texas and Louisana where these activities have showcased his rigorous due diligence and negotiation abilites. As the founding Chief Financial Officer, Mr. Bourgeois managed and coordinated the merger of two public corporations; Optima Petroleum Corporation and American Explorer LLC to create PetroQuest Energy Inc. which currently trades on the NYSE with a market valuation exceeding US$500 million.

His long term experience in the U.S. oil patch has given Mr. Bourgeois a keen understanding of local issues relating to tax and corporate structure as well as state and federal policy. He has played a hands-on role overseeing the exploration, financing and administration of numerous exploration and development oil and gas properties and transactions.

Mr. Bourgeoise is currently a director of the following public companies:

      Company                         Exchange

Tyner Resources, Ltd.                 TSXV

B. COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities in the year ended Feb. 28, 2006 for our directors, chief executive officer and chief financial officer.

                                                                            Options Granted
                                  Salary    Bonus    Other Annual               Exercise
                                                     Compensation     Number      Price     Expiry Date
   Christopher Wensley
   President, Chief  Executive
   Officer and Director           $56,000    nil          nil          50,000      0.20     Mar. 15, 2010
                                                                      150,000      0.17     Oct. 6, 2010
                                                                       75,000      0.25     Dec. 5, 2010
                                                                       40,000      0.30     Aug. 3, 2009

   Patrick Forseille
   CFO, Secretary and Director    $44,000    nil          nil          50,000      0.20     Mar. 15, 2010
                                                                       75,000      0.17     Oct. 6, 2010
                                                                       25,000      0.25     Dec. 5, 2010
                                                                       40,000      0.30     Aug. 2009

No options were exercised by Board Members or Executive officers in the financial year ended February 2006.

The following are the options exercised by executive officers during the Company's completed financial year ended Feb 28 2005.


Name              Securities       Aggregate             Unexercised                      Value
                   Acquired      Value Realized     Options/SARs at FY-End       the-Money Options/SARS
                  On Exercise         ($)         Exercisable/Unexcercisable     at FY-End Exerc/Unexerc
James D. Romano     150,000          14,100              290,000/nil                      nil/nil

C. BOARD PRACTICES

Term of Office. At the end of Fiscal 2005, we had four directors. The terms of all four expire at the annual meeting of shareholders:

Christopher Wensley
Patrick Forseille
Paul Sorbara
Jim Pettit

D. EMPLOYEES

As of February 28, we had no full time employees including our executive officers. E. Share Ownership.

The following list all officer and director beneficial share ownership in excess of 1%.

Christopher Wensely                   2,336,500            13.90%
Patrick Forseille                       337,500             2.01%

For a description of our Amended and Restated Stock Option Plan (2006), please see Part II, Item 10.C - Material Contracts and Agreements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To the best of our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over shares constituting more than five percent of the voting rights of our shares, other than as set forth below:

    Shareholder                   Number of Shares       Percentage

    CDS & Co.                        14,669,250            87.27%
    Christopher Wensley               2,336,500            13.90%

Our major shareholders do not have different voting rights than any other shareholders. As of February 28, 2006, our shareholders list showed 16,809, 040 common shares outstanding with 14 registered shareholders in Canada holding common shares. We are not controlled, directly or indirectly, by any corporation, foreign government or other person.

B. RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

      a) During the year, management fees of $70,870 (2005--$68,615) were paid to directors and officers of the Company and to a Company with directors in common.

      b) During the year, professional fees of $44,000 (2005--$27,000) were paid to a director and officer of the Company.

      c) During the year, consulting fees of $32,000 (2005--$nil) were paid to an individual prior to them becoming a director and officer of the Company.

      d) During the year, consulting fees of $9,775 (2005--$nil) were paid to a director and former officer of the Company. The director resigned subsequent to the year-end.

      e) During the year, the Company prepaid management fees $7,500 (2005--$nil) to a director and officer of the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION FINANCIAL STATEMENTS ARE PROVIDED UNDER PART III, ITEM 17.

Legal or Arbitration Proceedings. As of the date of this registration statement, we are, to the best of our knowledge, not subject to any material active or pending legal proceedings or claims against us or any of our properties. However, from time to time, we may be subject to claims and litigation generally associated with any business venture. Additionally, our operations are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations some of which cannot be covered by insurance or other risk reduction strategies.

Dividend Policy. We have not paid any cash dividends on our common stock and have no present intention of paying dividends. Our current policy is to retain earnings, if any, for use in operations and in business development.

B. SIGNIFICANT CHANGES

None

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not Applicable

B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

Our shares of common stock are traded in Canada on the Toronto Stock Exchange ("TSX") under the symbol "HRZ.V." As of June 30, 2006, we had 16,809,040 shares of common stock outstanding. Our shares of common stock are issued in registered form and the number of shares of common stock reported to be held by record holders in Canada and the United States is taken from the records of Pacific Corporate Trust Company of Canada, the registrar and transfer agent for our shares of common stock. For U.S. reporting purposes, we are a foreign private issuer. We currently have no established market for trading our shares in the United States. The high and low prices for our common stock from January 1, 2001 through December 31, 2005 on the TSX are as follows:

                                                 High       Low

January 1, 2001 through December 31, 2001        $0.12     $0.10

January 1, 2002 through December 31, 2002        $0.10     $0.03

January 1, 2003 through December 31, 2003        $0.40     $0.04

January 1, 2004 through December 31, 2004        $0.48     $0.13

January 1, 2005 through December 31, 2005        $0.28     $0.13

The high and low prices for our common stock for the most recent six months on the TSX are as follows:

                                                 High       Low

March 1, 2006 through March 31, 2006             $0.30     $0.17

April 1, 2006 through April 30, 2006             $0.40     $0.24

 May 1, 2006 through May 31, 2006                $0.40     $0.27

June 1, 2006 through June 30, 2006               $0.32     $0.25

July 1, 2006 through July 31, 2006               $0.37     $0.27

August 1, 2006 through Aug. 31, 2006             $0.38     $0.27


D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our authorized share capital consists of 100,000,000 common shares without par value. All issued shares are fully paid and non-assessable. As of February 28, 2006 we had 16,809,040 shares issued and outstanding. As of June 30, 2006, we have outstanding an aggregate of 1,225,000 options to purchase shares pursuant to our Amended and Restated Stock Option Plan (2006). We also have outstanding 4,185,000 share purchase warrants related to several private placements which closed in the past two years.

B. ARTICLES OF INCORPORATION AND BYLAWS

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on a individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or transaction, is a director of officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their renumeration as a director, officer, employee or agent of the Company or an affiliate of the Company (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

C. MATERIAL CONTRACTS AND AGREEMENTS

Amended and Restated Stock Option Plan (2006). Our only equity compensation plan is the Amended and Restated Stock Option Plan (2006) (the "Option Plan"), which has been approved and adopted by our shareholders. Pursuant to the Option Plan, we may grant stock options to our directors, officers, employees and consultants or to directors, officers, employees or consultants of our subsidiaries. The stock options enable such persons to purchase our common shares at the exercise price fixed by our Board at the time the option is granted. Our Board determines the number of common shares purchasable pursuant to each option and such exercise price within the guidelines established by the Option Plan. These guidelines allow the Board to authorize the issuance of options with a term not to exceed 10 years and to set other conditions to the exercise of options, including any vesting provisions. Consistent with the rules of the Toronto Stock Exchange, our Option Plan requires that the exercise price of the options at the time of grant may not be lower than the market price of our common shares, which is the closing price of our common shares on the Toronto Stock Exchange on the trading day immediately prior to the date the stock option is granted.

Stock Options.

As of June 15, 2006, the following stock options are outstanding:

Number of Shares           Exercise Price            Expiry Date

225,000                    $0.17                     October 6, 2010
100,000                    $0.20                     March 15, 2010
100,000                    $0.20                     November 1, 2007
180,000                    $0.30                     August 3, 2009
100,000                    $0.25                     December 5, 2010
100,000                    $0.20                     January 31, 2011
420,000                    $0.30                     April 12, 2011


Warrants.

As of June 15, 2006, the following warrants are outstanding:

Number of Shares           Exercise Price            Expiry Date

  855,000                  $0.25                     March 8, 2007
1,205,000                  $0.32                     June 8, 2008
  555,000                  $0.20                     November 17, 2006
  100,000                  $0.25                     March 10, 2007
1,470,000                  $0.35                     May 5, 2008

D. EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest, or other payments to nonresident holders of our common stock. However, any such remittance to a non-corporate resident of the United States may be subject to a 15% withholding tax pursuant to Article XI of the reciprocal tax treaty between Canada and the United States. Except as provided in the Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other of our constituent documents on the right of non-Canadians to hold and/or vote our common stock.

E. TAXATION

The following paragraphs set forth certain United States and Canadian federal income tax considerations in connection with the payment of dividends on and purchase or sale of our shares of common stock. The tax considerations are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of our common stock. The discussion set forth below is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Internal Revenue Code of 1986, as amended (the "Code") and the Convention between Canada and the United States of America with respect to Taxes on Income and on Capital (the "Convention"), as well as United States Treasury regulations and rulings and judicial decisions. Except as otherwise specifically stated, the following discussion does not take into account or anticipate any changes to such laws, whether by legislative action or judicial decision. The discussion does not take into account the provincial tax laws of Canada or the tax laws of the various state and local jurisdictions in the United States.

Canadian Federal Income Tax Considerations. The following discussion applies only to citizens and residents of the United States and United States corporations who are not resident in Canada and will not be resident in Canada and who do not use or hold nor are deemed to use or hold such shares of our common stock in carrying on a business in Canada. The payment of cash dividends and stock dividends on the shares of our common stock will generally be subject to Canadian withholding tax. The rate of the withholding tax will be 25% or such lesser amount as may be provided by treaty between Canada and the country of residence of the recipient. Under the Convention, the withholding tax generally would be reduced to 15%. Neither Canada nor any province thereof currently imposes any estate taxes or succession duties. Provided a holder of shares of our common stock has not, within the preceding five years, owned (either alone or together with persons with whom he or she does not deal at arm's length) 25% or more of the shares of common stock, the disposition (or deemed disposition arising on death) of such shares of common stock will not be subject to the capital gains provisions of the Tax Act.

United States Federal Income Tax Considerations. The following discussion is addressed to US holders. As used in this section, the term "US holder" means a holder of our common stock that is for United States federal income tax purposes
(1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or
(4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust was in existence on August 20, 1996, and validly elected to continue to be treated as a United States person. This discussion deals only with the holders that hold their common stock as capital assets within the meaning of Section 1221 of the Code. The discussion does not address all aspects of United States federal income taxation that may be relevant to US holders in light of their particular circumstances, nor does it address the United States federal income tax consequences to US holders that are subject to special rules under the Code, including, but not limited to, (i) dealers or traders in securities, (ii) financial institutions, (iii) tax-exempt organizations or qualified retirement plans, (iv) insurance companies, (v) entities that are taxed under the Code as partnerships, pass-through entities or "Subchapter S Corporations", (vi) persons or entities subject to the alternative minimum tax, (vii) persons holding common stock as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, and (viii) holders who hold their common stock other than as a capital asset.

Dividends. Subject to the discussion of the "passive foreign investment company" rules below, a US holder owning shares of common stock must generally treat the gross amount of dividends paid by us to the extent of our current and accumulated earnings and profits without reduction for the amount of Canadian withholding tax, as dividend income for United States federal income tax purposes. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a tax-free return of capital, which will reduce the holder's adjusted tax basis in his or her common stock (but not below zero), then as capital gain. The dividends generally will not be eligible for the "dividends received" deduction allowed to United States corporations. The amount of Canadian withholding tax on dividends may be available, subject to certain limitations, as a foreign tax credit or, alternatively, as a deduction (see discussion at "Foreign Tax Credit" below). In general, dividends paid by us will be treated as income from sources outside the United States if less than 25% of our gross worldwide income for the 3-year period ending with the close of our taxable year preceding the declaration date of the dividends was effectively connected with a trade or business in the United States. If 25% or more of our worldwide gross income for the 3-year testing period is effectively connected with a trade or business in the United States, then for United States federal income tax purposes our dividends will be treated as U.S. source income in the same proportion that the U.S. trade or business income bears to our total worldwide gross income. Dividends paid by us generally will be "passive income," or in the case of certain types of taxpayers, "financial services income" for foreign tax credit purposes.

If we make a dividend distribution in Canadian dollars, the U.S. dollar value of the distribution on the date of receipt is the amount includible in income. Any subsequent gain or loss in respect of the Canadian dollars received arising from exchange rate fluctuations generally will be U.S. source ordinary income or loss. Long-term capital gain of noncorporate taxpayers generally is eligible for preferential tax rates. Additionally, for taxable years beginning after December 31, 2002 and before January 1, 2011, subject to certain exceptions, dividends received by certain noncorporate taxpayers from "qualified foreign corporations" are taxed at the same preferential rates that apply to long-term capital gain. The maximum federal tax rate on net long-term capital gains recognized by noncorporate taxpayers currently is 15%. Provided that we are not a "passive foreign investment company," as discussed below, we currently should meet the definition of "qualified foreign corporation." As a consequence, dividends paid to certain noncorporate taxpayers should be taxed at the preferential rates. Sale or Exchange of Common Stock. Subject to the discussion of the "passive foreign investment company" rules below, the sale of a share of our common stock generally results in the recognition of gain or loss to the US holder in an amount equal to the difference between the amount realized and the US holder's adjusted tax basis in such share. Gain or loss upon the sale of the share will be long-term or short-term capital gain or loss, depending on whether the share has been held for more than one year. The maximum federal tax rate on net long-term capital gains currently is 15% for noncorporate taxpayers and 35% for corporations. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations. Gain recognized by a US holder on the sale or other disposition of our common stock will generally be treated as United States source income.

Foreign Tax Credit. Subject to the limitations set forth in the Code, as modified by the Convention, a US holder may elect to claim a credit against his or her U.S. federal income tax liability for Canadian income tax withheld from dividends received in respect of shares of our common stock. Holders of our common stock and prospective US holders of our common stock should be aware that dividends we pay generally will constitute "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to them. The rules relating to the determination of the foreign tax credit are complex. US holders of our common stock and prospective US holders of our common stock should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Holders who itemize deductions may instead claim a deduction for Canadian income tax withheld.

Information Reporting and Backup Withholding. Information reporting requirements will generally apply to dividends on, and the proceeds of a sale or exchange of, our common stock that are paid within the United States (and, in some cases, outside the United States) to US holders and certain exempt recipients (such as corporations). Certain US holders may be subject to backup withholding at the rate of 28% on dividends paid or the proceeds of a sale or exchange of our common stock. Generally, backup withholding will apply to a US holder only when the US holder fails to furnish us with or to certify to us the US holder's proper United States tax identification number or we are informed by the Internal Revenue Service of the United States that the US holder has failed to report payments of interest and dividends properly. US holders should consult their own tax advisors regarding the qualification for exemption from backup withholding and information reporting and the procedure for obtaining any applicable exemption.

Passive Foreign Investment Company Considerations. Special rules apply to US holders that hold stock in a "passive foreign investment company" ("PFIC"). A non-U.S. corporation generally will be a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the gross value of its assets consists of assets, determined on the basis of a quarterly average, that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, interest, dividends, rents, royalties and gains from certain commodities transactions. We believe that we should not be classified as a PFIC for the current taxable year or prior taxable years, and we do not anticipate being a PFIC with respect to future taxable years. However, there can be no assurance that we will not be considered a PFIC for any taxable year, because (1) the application of the PFIC rules to our circumstances is unclear and (2) status under the PFIC rules is based in part on factors not entirely within our control (such as market capitalization). Furthermore, there can be no assurance that the Internal Revenue Service will not challenge our determination concerning our PFIC status. Therefore, US holders and prospective US holders are urged to consult with their own tax advisors with respect to the application of the PFIC rules to them. If, contrary to our expectations, we were to be classified as a PFIC for any taxable year, a US holder may be subject to an increased tax liability (including an interest charge) upon the receipt of certain distributions from us or upon the sale, exchange or other disposition of our common stock, unless such US holder timely makes one of two elections. First, if, for any taxable year that we are treated as a PFIC, a US holder makes a timely election to treat us as a qualified electing fund ("QEF") with respect to such Holder's interest in common stock, the electing US holder would be required to include annually in gross income (1) such Holder's pro rata share of our ordinary earnings, and (2) such Holder's pro rata share of any of our net capital gain, regardless of whether such income or gain is actually distributed. In general, a US holder may make a QEF election for any taxable year at any time on or before the due date (including extensions) for filing such Holder's United States federal income tax return for such taxable year. However, Treasury regulations provide that a US holder may be entitled to make a retroactive QEF election for a taxable year after the election's due date if certain conditions are satisfied. In the event of a determination by us or the Internal Revenue Service that we are a PFIC, we intend to comply with all record-keeping, reporting and other requirements so that US holders, at their option, may maintain a QEF election with respect to us. However, if meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical, and will notify US holders accordingly.

As an alternative to the QEF election, US holders may elect to mark their common stock to its market value (a "mark-to-market election"). If a valid mark-to-market election is made, the electing US holder generally will recognize ordinary income for the taxable year an amount equal to the excess, if any, of the fair market value of their common stock as of the close of such taxable year over the US holder's adjusted tax basis in the common stock. In addition, the US holder generally is allowed a deduction for the lesser of (1) the excess, if any, of the US holder's adjusted tax basis in the common stock over the fair market value of the common stock as of the close of the taxable year, or (2) the excess, if any of (A) the mark-to-market gains for the common stock included in gross income by the US holder for prior taxable years, over (B) the mark-to-market losses for common stock that were allowed as deductions for prior tax years.

If we were determined to be a PFIC in any year, a US holder who beneficially owned shares of our common stock during that year would be required to file an annual return on Internal Revenue Service Form 8621 with the Internal Revenue Service that described any distributions received from us and any gain realized by that US holder on the disposition of their shares of our common stock. The PFIC rules are complex. Accordingly, US holders and prospective US holders of our common stock are strongly urged to consult their own tax advisors concerning the impact of these rules, including the making of QEF or mark-to-market elections, on their investment or prospective investment in our common stock.

F. DIVIDENDS AND PAYING AGENTS

We have not paid any dividends since our inception and have no plans to pay dividends.

G. STATEMENT OF EXPERTS

Our consolidated financial statements as of February 28, 2005 and 2006 and for each of the years in the two year period ended February 28, 2006, have been included herein and in the registration statement, in reliance upon the report of Staley, Okada & Partners, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY

We have filed this Registration Statement on Form 20-F with the SEC, under the Securities and Exchange Act of 1934, as amended, with respect to our common stock. You may read and copy all or any portion of this registration statement or other information in the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC. The documents concerning us may also be viewed at our offices in Vancouver BC.Texas during normal business hours.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We do hold a portfolio of equity securities resulting from previous business transactions. These securities are susceptible to equity market risk. The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations. We mitigate these risks to the extent we are able by:

      o utilizing competent, professional consultants as support teams to company employees;

      o performing careful and thorough geophysical, geological and engineering analyses of each prospect;

      o maintaining adequate levels of property liability and other business insurance;

      o     limiting our prospect operations to the extent appropriate.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle. We are exposed to commodity price risks, credit risk and foreign currency exchange rates.

Commodities Price Risk. Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources

Credit Risk. In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with operatorship of certain properties as well as credit risk related to our customers and trade payables. All of our accounts receivable are with customers or partners and are subject to normal industry credit risk. We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty. Foreign Exchange Risk. Whenever we fund subsidiary company operations, foreign exchange gains or losses are incurred (upon conversion from Canadian to U.S. Dollars).

Interest Rate Risk. Interest rate risk exists principally with respect to our cash invested in short term investments that bears interest at floating rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16(A). AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16(B). CODE OF ETHICS

Not applicable.

ITEM 16(C). PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16(D). EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16(E). PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

See Exhibit Index.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


Horizon Industries LTD.



By:  /s/ Christopher J. Wensley
     --------------------------
     Christopher J. Wensley
     Chief Executive Officer


Date: November 2, 2006

                             HORIZON INDUSTRIES LTD.

                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           FEBRUARY 28, 2006 AND 2005

STALEY, OKADA & PARTNERS                      Suite 400 - 889 West Pender Street
CHARTERED ACCOUNTANTS                               Vancouver, BC Canada V6C 3B2
                                                                Tel 604 694-6070
                                                                Fax 604 585-8377
                                                            info@staleyokada.com
                                                             www.staleyokada.com



AUDITORS' REPORT

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF HORIZON INDUSTRIES LTD.:

We have audited the consolidated balance sheets of Horizon Industries Ltd. (the "Company") (A Development Stage Company) as at February 28, 2006 and 2005 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and 2005 and the results of its operations and deficit and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


                                                      "STALEY, OKADA & PARTNERS"


Vancouver, B.C.                                         STALEY, OKADA & PARTNERS
June 7, 2006                                               CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------


HORIZON INDUSTRIES LTD.                                                               STATEMENT 1
                                                                                      -----------
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
EXPRESSED IN CANADIAN FUNDS

                                                                 FEBRUARY 28,     February 28,
ASSETS                                                                   2006             2005
-------------------------------------------------------------------------------------------------
CURRENT
    Cash and cash equivalents                                 $       129,621     $      43,281
    Amounts receivable                                                 14,962               295
    Deferred financing fees (NOTE 5)                                   27,500                 -
    Prepaid Deposits                                                   16,828            15,793
                                                             ------------------------------------
                                                                      188,911            59,369
PETROLEUM AND NATURAL GAS INTERESTS SCHEDULE (NOTE 4)                 503,063         1,046,984
                                                             ------------------------------------
                                                              $       691,974     $   1,106,353
=================================================================================================


LIABILITIES
-------------------------------------------------------------------------------------------------
CURRENT
    Note payable (NOTE 4C)                                    $        23,263     $      34,578
    Accounts payable and accrued liabilities                           76,522            77,578
    Convertible loan (NOTE 5)                                         230,000                 -
                                                             ------------------------------------
                                                                      329,785           112,156
                                                             ------------------------------------

SHARE SUBSCRIPTION RECEIVED                                                 -           229,500
                                                             ------------------------------------


CONTINUED OPERATIONS (NOTE 2)

SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------
SHARE CAPITAL (NOTE 6)                                              2,686,804         1,753,880
CONTRIBUTED SURPLUS (NOTE 6E)                                         158,947            63,800
DEFICIT - STATEMENT 2                                              (2,483,562)       (1,052,983)
                                                             ------------------------------------
                                                                      362,189           764,697
                                                             ------------------------------------
                                                              $       691,974     $   1,106,353
=================================================================================================


APPROVED BY THE DIRECTORS:

       "CHRIS WENSLEY"       , Director
-----------------------------

     "PATRICK FORSEILLE"     , Director
-----------------------------

                                    - See Accompanying Notes -

                                               F-2




HORIZON INDUSTRIES LTD.                                                               STATEMENT 2
                                                                                      -----------
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
EXPRESSED IN CANADIAN FUNDS


                                                                  YEAR ENDED         Year Ended
                                                                FEBRUARY 28,       February 28,
                                                                        2006               2005
-------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
   Stock option expense                                     $        101,433   $         36,627
   Professional fees                                                  97,484             51,638
   Shareholder communications                                         85,130             88,127
   Management fees                                                    70,870             68,615
   Office and administration                                          52,669             31,690
   Rent                                                               50,859             47,000
   Regulatory fees and transfer agent                                 16,369             19,772
   Consulting fees                                                     9,775             11,500
   Financing charges (NOTE 5)                                          8,500                  -
   Foreign exchange loss                                               6,876              5,445
   Lease operating expense                                             6,651                  -
   Bank and interest charges                                           3,694              3,938
   Travel                                                              2,952             18,029
                                                          ---------------------------------------
                                                                     513,262            382,381
                                                          ---------------------------------------

LOSS BEFORE OTHER ITEMS                                             (513,262)          (382,381)
   Write off of petroleum and natural gas interest                  (917,317)                 -
                                                          ---------------------------------------

LOSS FOR THE YEAR                                                 (1,430,579)          (382,381)
   Deficit - Beginning of year                                    (1,052,983)          (670,602)
                                                          ---------------------------------------
DEFICIT - END OF YEAR                                       $     (2,483,562)  $     (1,052,983)
=================================================================================================

LOSS PER SHARE - BASIC AND DILUTED                          $          (0.10)  $          (0.04)
=================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING              13,769,055          8,614,714
=================================================================================================

                                    - See Accompanying Notes -

                                               F-3




HORIZON INDUSTRIES LTD.                                                                        STATEMENT 3
                                                                                               -----------
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN FUNDS


                                                                            YEAR ENDED        Year Ended
                                                                          FEBRUARY 28,      February 28,
CASH RESOURCES PROVIDED BY (USED IN)                                              2006              2005
----------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
  Loss for the year                                                   $     (1,430,579)   $     (382,381)
  Adjustment for items not involving cash:
     Stock option expense                                                      101,433            36,627
     Write off of petroleum and natural gas interest                           917,317                 -
     Shares issued for services                                                 27,350                 -
     Deferred financing fees                                                     2,500                 -
  Changes in non-cash working capital:
     Accounts receivable                                                       (14,667)            6,179
     Prepaid deposits                                                           (1,035)          (15,793)
     Accounts payable and accrued liabilities                                   (1,055)           72,850
                                                                     -------------------------------------
                                                                              (398,736)         (282,518)
                                                                     -------------------------------------

INVESTING ACTIVITIES
  Acquisition of petroleum and natural gas interests                          (420,130)         (115,214)
  Deferred exploration expenditures incurred                                  (796,173)         (575,396)
  Disposition of interest in petroleum and natural gas interest                842,906                 -
                                                                     -------------------------------------
                                                                              (373,397)         (690,610)
                                                                     -------------------------------------

FINANCING ACTIVITIES
  Note payable                                                                 (11,315)           34,578
  Share subscription received                                                        -           229,500
  Proceeds from share issuance                                                 689,020           668,100
  Share issuance costs                                                         (19,232)          (31,830)
  Convertible loan                                                             200,000                 -
                                                                     -------------------------------------
                                                                               858,473           900,348
                                                                     -------------------------------------

INCREASE (DECREASE) IN CASH                                                     86,340           (72,780)
  Cash and cash equivalents, beginning of year                                  43,281           116,061
                                                                     -------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                               $        129,621    $       43,281
==========================================================================================================


SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS:
  Stock option expense                                                $        101,433    $       36,627
  Shares issued for services                                          $         27,350    $            -
  Write off of acquisition of petroleum and natural gas interests     $         13,533    $            -
  Write off of deferred exploration expenditures incurred on
    petroleum and natural gas interests                               $        903,784    $            -
  Deferred financing fees                                             $          2,500    $            -
==========================================================================================================


                                        - See Accompanying Notes -

                                                    F-4



HORIZON INDUSTRIES LTD.                                                                   SCHEDULE
                                                                                          --------
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED SCHEDULES OF PETROLEUM AND NATURAL GAS INTERESTS
EXPRESSED IN CANADIAN FUNDS


                                                                   YEAR ENDED          Year Ended
                                                                 FEBRUARY 28,        February 28,
                                                                         2006                2005
------------------------------------------------------------------------------- ------------------

PETROLEUM AND NATURAL GAS INTEREST - BEGINNING OF YEAR       $      1,046,984    $        356,374
                                                             -------------------------------------

MANAHUILLA CREEK, TEXAS
Acquisition costs                                                           -               8,277
                                                             -------------------------------------

Deferred exploration costs
  Drilling and completion                                                   -             184,962
  Property evaluation                                                       -                 623
  Consulting                                                              575               1,272
                                                             -------------------------------------
                                                                          575             186,857
                                                                          575             195,134
                                                             -------------------------------------

WHATLEY PROSPECT, TEXAS
  (Recovery) Drilling and completion                                  (31,021)            251,633
                                                             -------------------------------------

BEAVER DAM CREEK, LOUISIANA
Acquisition costs                                                           -              13,533
                                                             -------------------------------------

Deferred exploration costs
  Drilling and completion                                               5,423             101,657
                                                             -------------------------------------
                                                                        5,423             115,190
                                                             -------------------------------------

MINTON PROSPECT, SASKATCHEWAN
  Drilling and completion                                             274,621                   -
                                                             -------------------------------------

STEWART LEASES, TEXAS
Acquisition costs                                                     192,484              93,404
                                                             -------------------------------------

Deferred exploration costs
  Property evaluation                                                   4,788              35,249
  Drilling and completion                                             761,124                   -
  Consulting                                                            8,308                   -
                                                             -------------------------------------
                                                                      774,220              35,249
                                                             -------------------------------------

                                                                      966,704             128,653
  Recoveries                                                         (842,906)                  -
                                                             -------------------------------------
                                                                      123,798             128,653
                                                             -------------------------------------

SUBTOTAL                                                            1,420,380           1,046,984

WRITTEN OFF DURING THE YEAR                                          (917,317)                  -
                                                             -------------------------------------
PETROLEUM AND NATURAL GAS INTEREST - END OF YEAR             $        503,063    $      1,046,984
==================================================================================================


                                     - See Accompanying Notes -

                                                F-5

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

1.    NATURE OF OPERATIONS

      The Company was incorporated under the provisions of the Company Act of the Province of British Columbia on February 24, 1997 as J.P.T. Resources Ltd., and changed its name to Horizon Industries Ltd. on June 7, 1999.

      The Company was listed effective January 2, 2001 and received final acceptance to its Qualifying Transaction on October 8, 2002. As a result, on October 9, 2002, the Company was no longer considered to be a Capital Pool Company. The Company's trading symbol is "HRZ".

      The Company is an emerging petroleum and natural gas exploration company and is currently devoted to the negotiation of, acquisition of, participation in, or investment of, an interest in petroleum and natural gas properties.

      On December 22, 2003, the Company formed a wholly-owned subsidiary, Horizon Industries (USA), Ltd., which was incorporated in the State of Nevada. All current and future U.S. based petroleum and natural gas interests will be legally held by this wholly-owned U.S. subsidiary.

--------------------------------------------------------------------------------

2.    CONTINUANCE OF OPERATIONS

      These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

      Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations and has a working capital deficiency of $140,874.

      The Company's ability to continue as a going concern is dependent upon its ability to accomplish the following:

      |X|   maintain its petroleum and natural gas prospects in good standing
            (NOTE 4);
      |X|   raise additional capital through private placements;
      |X|   achieve profitable operations in the future;
      |X|   receive continued financial support from its general and related creditors.

      The Company has incurred recurring operating losses which required additional funds to meet its obligations and maintain its operations. In addition the Company at year-end is on default for a Note Payable (NOTE
      4c).

      To date the Company has not earned significant revenues and is considered to be in the development stage.

      These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

      If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

3.    SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

      a)    BASIS OF PRESENTATION

            These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Horizon Industries (USA), Ltd., which was incorporated in the State of Nevada on December 22, 2003 (individually and collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated on consolidation.

      b)    USE OF ESTIMATES

            The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

      c)    INCOME TAXES

            Current income taxes are recognized for the estimated income taxes payable for the current period. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, this policy requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

      d)    OIL AND GAS PROPERTIES

            The Company follows the full cost method of accounting for oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

            The costs related to each cost centre from which there is production, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

3.    SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      d)    OIL AND GAS PROPERTIES - CONTINUED

            The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all cost centres less estimated future general and administrative expenses, future financing costs and taxes.

            The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off. Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

      e)    CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

      f)    EARNINGS (LOSS) PER SHARE

            Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are calculated after giving effect to the potential dilutions that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants will be used to repurchase common shares at the prevailing market rate.

      g)    FOREIGN CURRENCY TRANSLATIONS

            The Company's functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

            Integrated foreign operations are translated into the functional currency using the temporal method as follows:

            i) Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
            ii) Non-monetary assets and liabilities, and equity at historical rates, and
            iii) Revenue and expense items at the average rate of exchange prevailing during the period.

            Gains and losses on translation are included in determining net income for the period.

      h)    PROPERTY OPTION AGREEMENTS

            From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

3.    SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      i)    ASSET RETIREMENT OBLIGATIONS

            Effective March 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, ASSET RETIREMENT OBLIGATIONS. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

            There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

      j)    STOCK-BASED COMPENSATION

            All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

      k)    FLOW-THROUGH SHARES

            Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, and this future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

      l)    VARIABLE INTEREST ENTITIES

            Effective March 1, 2005, the Company adopted Accounting Guideline 15, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

4.    PETROLEUM AND NATURAL GAS INTERESTS

      As at February 28, 2006, the Company's petroleum and natural gas interests include the following:

                                                                                                            February28,
                                                           February 28, 2006                                       2005
                       ----------------------------------------------------------------------------------  --------------
                                             Deferred
                          Acquisition     Exploration          Recovery
                                Costs    Expenditures            Costs      Write-off            Total            Total
                       --------------------------------------------------------------------------------------------------
Manahuilla Creek,       $     115,154    $    436,930     $          -    $   (522,084)   $     30,000     $    551,509
  Texas
Stewart Leases, Texas         285,888         809,469         (842,906)              -         252,451          128,652
Beaver Dam Creek,
  Louisiana                    13,533         107,079                -        (120,612)              -          115,190
Whatley Prospect,
  Texas                             -         220,612                -               -         220,612          251,633
Minton Prospect,
  Saskatchewan                      -         274,621                -        (274,621)              -                -
                       --------------------------------------------------------------------------------------------------
                       $      414,575   $   1,848,711    $    (842,906)       (917,317)        503,063    $   1,046,984
                       --------------------------------------------------------------------------------------------------

      a)    MANAHUILLA CREEK, TEXAS

            The Company acquired a 27.41% participating interest that entitles a 20% working interest in the Manahuilla Creek Prospect in Goliad County, Texas.

            To earn its interest in the property, the Company paid a prospect fee of $106,877 (US$80,000) and its proportionate share of costs on a prospective test well on the property. During the year the Company wrote this prospect down to the net realizable value.

      b)    BEAVER DAM CREEK, LOUISIANA

            In the prior year the Company reached an agreement with New Century Exploration, Inc. ("New Century") of Houston, Texas to acquire a 6.6667% Participating Interest that entitles a 5% Working Interest in the Beaver Dam Creek Prospect located in St. Helena Parish, Louisiana. During the year, the Company abandoned its interest in the Beaver Dam Creek Prospect.

      c)    WHATLEY PROSPECT, TEXAS

            The Company reached an agreement with PB Energy USA, Inc. ("PB") to acquire a 12% Participating Interest that entitles a 9% Working Interest in the Whatley #1 Development Prospect in the 312-acre lease in Spartan Field, San Patricio County, Texas. The Company paid approximately US$192,000 for its total share of a test well on the property. During the year, the Company has received some sundry revenue from petroleum and natural gas, this amount has been offset against the deferred development costs.

            A director and officer of the Company held a 1.125% working interest in this prospect prior to becoming a director and officer.

            During the previous year, PB loaned the Company US$50,000 to pay for the Company's portion of the drilling cost. The loan bears interest at 12% per annum repayable on September 30, 2004. As at February 28, 2006, $23,263 is still outstanding.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

4.    PETROLEUM AND NATURAL GAS INTERESTS - CONTINUED

      d)    STEWART LEASES, TEXAS

            During the previous year, the Company purchased two oil and gas leases located in Goliad County, Texas. The Company paid approximately US$206,828 for the 544 acre leases which are located within the Jobar Field. During the current year, the Company syndicated out 70% of the working interest in the leases thereby recovering $842,906 of its acquisition and exploration costs. During the year the Company has received some sundry revenue from petroleum and natural gas, this amount has been offset against the deferred development costs as the company is using these funds for future development.

            A director and officer held a 2.5% working interest in this prospect prior to becoming a director and officer.

      e)    MINTON PROSPECT, SASKATCHEWAN

            During the year, the Company entered into a seismic option agreement with Purcell Energy Ltd. to acquire up to a 65% working interest in 3,200 acres of exploration land located in the Minton & Edna Lake areas of the Williston Basin of South-eastern Saskatchewan, Canada. Under the option agreement, Horizon may earn its interest in the Minton lease by underwriting 100% of a 3D seismic survey over the Minton block and drilling a Test Well. During the year, the Company abandoned its interest in the Minton Prospect.

      At February 28, 2006, all of the Company's oil and gas properties are considered unproven. Based on the status of the Company's exploration activities, including the drilling of test wells, management has determined that no impairment has occurred.

      Ownership in petroleum and natural gas interests involves certain inherent risks due to the difficulties in determining the validity of certain interests as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many petroleum and natural gas interests. The Company has investigated the ownership of its interests and, to the best of its knowledge, they are in good standing.

--------------------------------------------------------------------------------

5.    CONVERTIBLE LOAN

      In January 2006, the Company completed a convertible loan financing with an unrelated third party for total proceeds of $200,000. The loan bears interest at 12% per annum and has a maturity date of January 23, 2007. In addition the Company agreed to pay a bonus of $30,000 to be paid at the maturity date, the $30,000 bonus has been set up as deferred financing fees with $2,500 expensed during the year. The loan and the bonus, at the option of the lender, can be converted into one common share at the greater of the current market price of a floor price or $0.25 per share. In the event that the lender elects to convert to common shares the Company has the right to elect to repay up to 50% of the loan and bonus in cash. In the event that the lender does not elect to convert the loan and bonus into common share the Company has the right to convert 50% of the loan and bonus into common shares and repay the remaining 50% in cash. The Company paid a finders fee of $6,000.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

6.    SHARE CAPITAL

      a)    Authorized: 100,000,000 common shares without par value

      b)    Issued and fully paid:

                                               FEBRUARY 28, 2006              February 28, 2005
                                         -----------------------------  -----------------------------
                                           NUMBER OF          STATED      Number of          Stated
                                              SHARES         CAPITAL         Shares         Capital
                                         ------------------------------------------------------------
      Common Shares
         Balance, beginning of year        9,600,000   $   1,753,880      6,660,000   $   1,117,610
         Private placements                4,962,000         897,620      1,350,000         445,500
         Exercise of warrants                      -               -      1,590,000         222,600
         Issuance of shares for debt         182,250          27,350              -               -
         Exercise of options                 150,000          27,286              -               -
                                         ------------------------------------------------------------
                                          14,894,250       2,706,136      9,600,000       1,785,710
      Share issuance costs                         -         (19,332)             -         (31,830)
                                         ------------------------------------------------------------
                                          14,894,250   $   2,686,804      9,600,000   $   1,753,880
                                         ------------------------------------------------------------

            (i) During the year, the Company completed a non-brokered private placement of 2,000,000 units at $0.15 per unit for gross proceeds of $300,000. Each unit consists of one common share and one common share purchase warrant. Two share purchase warrants entitle the holder to acquire one common share of the Company at $0.20 per share for the first year and $0.25 per share for the second year from the closing date. A Director and officer and a former director and officer of the Company purchased 420,000 units for total proceeds of $63,000. In the prior year the Company had received $229,500 in cash relating to this private placement.

            (ii) During the year, the Company completed a non-brokered private placement of 1,205,000 units at $0.22 per unit and 627,000 flow-through shares at $0.26 per unit for aggregate gross proceeds of $428,120. Each unit consists of one common share and one common share purchase warrant. There were no warrants issued in respect to the flow-through shares. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.32 per share for two years. A former director and officer of the Company purchased 200,000 units for total proceeds of $44,000.

            (iii) During the year, the Company completed a non-brokered private placement of 1,130,000 units at $0.15 per unit for gross proceeds of $169,500. Each unit consists of one common share and one-half common share purchase warrant. One-half share purchase warrant entitles the holder to acquire one common share of the Company at $0.20 per share for one year. Directors and officers of the Company purchased 190,000 units for total proceeds of $28,500.

            (iv) During the year the Company issued 182,500 shares in settlement of $27,350 of accounts payable. Of this settlement 40,000 shares were issued to a Director and Officer of the company representing $6,000 as payment of services. Another 40,000 shares were issued to a consultant who subsequently became a director and officer of the Company also representing $6,000 for consulting services to the Company.

      c) During the year, 300,000 shares were release from escrow leaving no shares in escrow.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

6.    SHARE CAPITAL - CONTINUED

      d) During the previous year, the Company adopted a formal stock option plan (the "Plan"). The Plan is referred to as a "rolling" plan and provides for an aggregate number of shares reserved for issuance thereunder up to 10% of the Company's issued common shares at the time of the grant of a stock option under the Plan. Stock options are granted with an exercise price in accordance with TSX-V policy. As at February 28, 2006, the Company has outstanding stock options entitling the holders to acquire additional common shares as follows:

            A summary of the Company's options at February 28, 2006 and the changes for the year are as follows:

                                 Outstanding                                          Outstanding
            Exercise            February 28,                          Expired or     February 28,
            Price                       2005     Granted   Exercised   Cancelled             2006  Expiry date
            ---------------------------------------------------------------------------------------------------------
            $0.14                    150,000           -   (150,000)           -                -  October 1, 2005
            $0.25                    115,000           -           -    (115,000)               -  November 14, 2005
            $0.38                    325,000           -           -    (325,000)               -  January 30, 2006
            $0.30                    180,000           -           -           -          180,000  August 3, 2009
            $0.20                          -     200,000           -    (100,000)         100,000  March 15, 2010
            $0.20                          -     190,000           -           -          190,000  April 1, 2010
            $0.17                          -     225,000           -           -          225,000  October 6,2010
            $0.20                          -     100,000           -           -          100,000  November 1, 2007
            $0.25                          -     100,000           -           -          100,000  December 5, 2010
            $0.20                          -     100,000           -           -          100,000  January 31, 2011
            ---------------------------------------------------------------------------------------------------------
                                     770,000     915,000   (150,000)    (540,000)         995,000
            ---------------------------------------------------------------------------------------------------------

                                                                       Exercise Price
                                              Number of Shares           Per Share          Expiry Date
            ---------------------------------------------------------------------------------------------------------
            Directors and officers                      100,000             $0.20           March 15, 2010
                                                     *  190,000             $0.20           April 1, 2010
                                                        225,000             $0.17           October 6, 2009
                                                        180,000             $0.30           August 3, 2009
                                                        100,000             $0.25           December 5, 2010
                                                        100,000             $0.20           January 31 ,2011
            Non-Employees                           **  100,000             $0.20           November 1, 2007
                                          ------------------------
                                                        995,000
                                          ------------------------

            *     All of these options were exercised subsequent to year end.

            ** All options vest immediately with the exception of options granted for investor relation services which vest in accordance with the TSX-V policy at one quarter every three months. At the year ended February 28, 2006 50,000 options had not vested.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

6.    SHARE CAPITAL - CONTINUED

      The weighted average fair value of the stock options granted during the year is estimated at $0.22. The total expense relating the options granted is $109,269. During the year, the Company recorded compensation expense totalling $101,433 (2005 - $36,627) of this $3,918 (2005 $NIL) relates to options granted to investor relations by using the Black-Scholes option-pricing model with the following assumptions:

      ------------------------------------------------------------------------
      Expected dividend yield                                                -
      Expected stock price volatility                                   69.91%
      Risk-free interest rate                                            3.77%
      Expected life of options                                         5 years
      ------------------------------------------------------------------------

      Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

e)    CONTRIBUTED SURPLUS

                                                             February 28,         February 28,
                                                                     2006                 2005
      ------------------------------------------------------------------------------------------
      Balance, beginning of year                       $           63,800   $           27,173
      Fair value of stock options issued                          101,433               36,627
      Value assigned to options exercised                          (6,286)                   -
      ------------------------------------------------------------------------------------------
      Balance, end of year                             $          158,947   $           63,800
      ------------------------------------------------------------------------------------------

f)    WARRANTS

                          Outstanding                                             Outstanding
      Exercise           February 28,                            Expired or      February 28,
      Price                      2005     Granted    Exercised    Cancelled              2006  Expiry date
      -------------------------------------------------------------------------------------------------------------
      $0.33                 1,350,000           -            -   (1,350,000)                -  March 21, 2005
      $0.30                 1,660,000           -            -   (1,660,000)                -  December 18, 2005
      $0.20/$0.25                   -   1,000,000            -            -         1,000,000  March 8, 2007
      $0.32                         -   1,205,000            -            -         1,205,000  June 7, 2007
      $0.20                         -     565,000            -            -           565,000  November 17,2006
      -------------------------------------------------------------------------------------------------------------
                            3,010,000   2,770,000            -   (3,010,000)        2,770,000
      -------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

7.    SEGMENTED INFORMATION

      The Company has one operating segment, which is oil and gas exploration. In the current year, all of the Company's exploration expenses are incurred in the U.S. All of the Company's assets and other expenses are in Canada.

--------------------------------------------------------------------------------

8.    RELATED PARTY TRANSACTIONS

      Except as noted elsewhere in these financial statements, the aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

      a) During the year, management fees of $70,870 (2005 - $68,615) were paid to directors and officers, of the Company and to a Company with directors in common.

      b) During the year, professional fees of $44,000 (2005 - $27,000) were paid to a director and officer of the Company.

      c) During the year, consulting fees of $32,500 (2005 - $NIL) was paid to an individual prior to becoming a director and officer of the Company.

      d) During the year, consulting fees of $9,775 (2005 - $NIL) were paid to a director and former officer of the Company. The director resigned subsequent to the year-end.

      e)    During the year, the Company prepaid management fees of $7,500 (2005
            - $NIL) to a director and officer of the Company.

      The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

--------------------------------------------------------------------------------

9.    INCOME TAXES

      The Company has approximately $424,000 of Canadian deferred oil and gas expenditures which may be carried forward and used to reduce prescribed taxable income in future years.

      The Company has incurred non-capital losses for tax purposes of approximately $1,166,000 which may be carried forward and used to reduce taxes on future income. The losses expire as follows:

      2007                                                     $          4,000
      2008                                                               77,000
      2009                                                               57,000
      2010                                                              113,000
      2011                                                              159,000
      2015                                                              346,000
      2016                                                              410,000
                                                              -----------------
                                                               $      1,166,000
                                                              -----------------

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

10.   COMMITMENTS

      a) The Company entered into a three year agreement on November 1, 2005 with a director and officer for management and administrative services to the Company for consideration of minimum $8,500 per month plus GST, plus reimbursement of all travelling and direct expenses incurred. During the first three months of the agreement consideration was $6,000 plus GST.

      b) The Company entered into a three year agreement on November 1, 2005 with a director and officer for management and administrative services to the Company for consideration of minimum $5,500 per month plus GST, plus reimbursement of all travelling and direct expenses incurred.

      c) The Company entered in a five-year office space lease expiring in April 2010. The minimum annual payment is $31,780 per year.

--------------------------------------------------------------------------------

11.   FINANCIAL INSTRUMENTS

      Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

      The carrying value of cash and cash equivalents, amounts receivable, note payable, convertible loan and accounts payable approximate their fair value because of the short-term nature of those instruments.

--------------------------------------------------------------------------------

12.   COMPARATIVE FIGURES

      Certain of the comparative figures have been reclassified to conform with the current year presentation.

--------------------------------------------------------------------------------

HORIZON INDUSTRIES LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2006 AND 2005
EXPRESSED IN CANADIAN FUNDS

--------------------------------------------------------------------------------

13.   SUBSEQUENT EVENTS

      a) Subsequent to the year-end, the Company granted 420,000 stock options to directors, officers and consultants of the Company exercisable at $0.30 for a period of 5 years.

      b) Subsequent to the year-end, the Company entered into an agreement with the leaseholders of the Funk Prospect in Goliad County, Texas to acquire a 100% working interest in the 400 acre prospect. Consideration for the leases is US$40,000 and a prospecting fee of CDN$25,000.

      c) Subsequent to the year-end, the Company completed a non-brokered private placement of 100,000 units at $0.18 per unit for gross proceeds of $18,000. Each unit consists of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at $0.25 per share for one year from the date of closing.

      d) Subsequent to the year-end, the Company completed a non-brokered private placement of 1,470,000 units at $0.30 per unit for gross proceeds of $441,000. Each unit consists of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at $0.35 per share for two years from the date of closing. Directors and Officers of the Company purchased 131,500 units for total proceeds of $39,450.

      e) Subsequent to the year-end, the Company entered into an agreement with a third party for certain rights to licensing of 3D Seismic data. Consideration for this data will be US$504,000.




--------------------------------------------------------------------------------

                                INDEX TO EXHIBITS


      Exhibit
      Numbers     EXHIBITS

      1.1         Certificate and Articles of Continuance dated June 10, 1997

      1.2         Certificate and Articles of Amendment dated December 12, 1998

      1.3         By-law No. 1 dated June 2, 1997

      4.1         Amended and Restated Stock Option Plan (2006)

      15.1        Consent of Staley, Okada & Partners